November 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom (Mail Stop 3561)

Re:	Primo Water Corporation Registration Statement on Form S-4 Filed October 24, 2016 File No. 333-214200

Dear Ms. Ransom:

On behalf of Primo Water Corporation (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated November 21, 2016, with respect to the Company’s Registration Statement on Form S-4 (File No. 333-214200) (the “Registration Statement”) relating to the Company’s proposed business combination with Glacier Water Services, Inc. (“Glacier”). Simultaneously with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement reflecting the matters discussed herein.

Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Summary, page 8

1.

We note that the Merger Consideration is subject to adjustment and that you provide the estimated amounts of Merger Consideration on page 10. Please enhance your disclosure to explain how you have arrived at the amount of transaction expenses and Company debt, whether those amounts have changed and whether there are any limitations upon the levels at which these amounts may be adjusted before the transaction closes.

Response: The Company has revised the disclosure on page 10 of Amendment No. 1 to explain how it arrived at the estimated amounts of Glacier transaction expenses and Glacier debt and whether there are any limitations upon the levels at which these amounts may be adjusted before the transaction closes. The Company notes that (i) these amounts have not changed from those originally included in the Registration Statement, (ii) Glacier does not expect the actual amount of its transaction expenses to vary materially from the estimates and assumptions included in Amendment No. 1, and (iii) Glacier does not expect to incur any additional indebtedness prior to the closing of the Merger that would reduce the consideration payable to the Glacier equityholders. The Company has made conforming changes on pages 3 and 70 of Amendment No. 1.

U.S. Securities and Exchange Commission

November 29, 2016

Escrow, page 71

2.

We note that on page 83 under the title “Survival and Indemnification” you disclose the indemnification claims that can be made against the shares in escrow. Please expand your escrow disclosure here to briefly describe the nature of the claims of indemnification to which the shares held in escrow will be subject. In this regard, at a minimum, a cross reference to your discussion on page 83 would be helpful to the reader.

Response: The Company has expanded the disclosure on page 71 of Amendment No. 1 under “The Merger Agreement—Escrow” to briefly describe the nature of the claims of indemnification to which the shares held in escrow will be subject. The Company has also included on page 71 of Amendment No. 1 a cross reference to the discussion on page 83 under “The Merger Agreement—Survival and Indemnification”.

3.

Please add a risk factor disclosing that the merger consideration to be provided to holders of Glacier common stock at the Closing Date of the merger is subject to an escrow arrangement and claims of indemnification under the Agreement and Plan of Merger. Please discuss the associated risks of this arrangement to both the Primo and Glacier shareholders.

Response: The Company has added a risk factor on page 33 of Amendment No. 1 disclosing that the merger consideration to be provided to Glacier equityholders at the Closing Date of the merger is subject to an escrow arrangement and claims of indemnification under the Agreement and Plan of Merger.

Where You Can Find Additional Information, page 148

4.	Please revise to include the Form 10-Q filed on November 2, 2016. Also please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. See Compliance and Disclosure Interpretations – Securities Act Forms (Question 123.05), available in the Corporation Finance section of our website.

Response: The Company has revised “Where You Can Find Additional Information” on pages 148 and 149 of Amendment No. 1 to include a reference to its Current Report on Form 8-K filed on November 1, 2016 and its Quarterly Report on Form 10-Q filed on November 2, 2016. The Company has also revised the disclosure on page 149 of Amendment No. 1 to specifically incorporate by reference any other applicable Exchange Act reports filed after the date of the initial registration statement, but prior to the effectiveness of the registration statement. The Company will otherwise comply with Compliance and Disclosure Interpretations – Securities Act Forms (Question 123.05) in the first prospectus used after the effectiveness of the Registration Statement (a copy of which will be filed under Rule 424(b) under the Securities Act).

U.S. Securities and Exchange Commission

November 29, 2016

Additional Revisions Made in the Amendment

For the convenience of the Staff, the Company notes below certain additional updating and other changes reflected in Amendment No. 1.

●

All interim financial information for the Company and Glacier has been updated to reflect third quarter results. All related pro forma data and pro forma financial statements and information have similarly been updated to reflect the Company and Glacier’s third quarter results. Interim unaudited condensed consolidated financial statements for Glacier as of and for the nine months ended October 2, 2016 have been included beginning on page F-2. Finally, “Information about Glacier—Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been updated to include third quarter financial information.

●

The Company has updated “Summary—Interests of Glacier Directors and Executive Officers in the Merger” and “The Merger—Interests of Glacier Directors and Executive Officers in the Merger” to include a discussion of transaction bonuses payable to certain executive officers of Glacier at the closing of the Merger.

●

The Company has updated the cover page of the consent solicitation statement/prospectus and “Questions and Answers,” “Summary—Per Share Merger Consideration,” “The Merger Agreement—Per Share Merger Consideration” and “Unaudited Pro Forma Condensed Combined Financial Statements” to reflect an updated estimate of Per Share Cash Consideration payable to each Glacier equityholder. Amendment No. 1 revises such estimate upwards from $12.13 per share of Glacier common stock to $12.17 per share of Glacier common stock to reflect an approximately $100,000 reduction of the estimated Transaction Expense Exclusion under the Merger Agreement.

●	Updated consents for RSM US LLP, BDO USA, LLP and KPMG LLP are included as Exhibits 23.2, 23.3 and 23.4, respectively.

●	The Company and Glacier have made certain other changes to update information that are marked in Amendment No. 1.

*          *          *          *

U.S. Securities and Exchange Commission

November 29, 2016

We would very much appreciate receiving the Staff’s comments, if any, to Amendment No. 1 as promptly as practicable. If it would expedite the review of the information contained herein, please do not hesitate to call me at (704) 331-7406 with any questions you have regarding this letter or Amendment No. 1.

Very truly yours,

/s/ Sean M. Jones

Sean M. Jones

cc:     Scott Anderegg (Securities and Exchange Commission) (three copies)

  Billy D. Prim (Primo Water Corporation)

  Mark Castaneda (Primo Water Corporation)

  Gerald F. Roach (Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.)

  Howard F. Hart (Ervin Cohen & Jessup LLP)